SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

    Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 18, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD.	David Pasquale
+886-6-507-7712	+646-536-7006
s.k._chen@chipmos.com.tw	dpasquale@theruthgroup.com

ChipMOS REPORTS REVENUE FOR DECEMBER 2004

Hsinchu, Taiwan, January 18, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated revenue for the month of December 2004.

Revenue for the month of December 2004 was NT$1,311.4 million or US$41.4 million, an increase of 39.7% from NT$938.5 million or US$29.6 million for the same period in 2003 and an increase of 10.7% from NT$1,184.5 million or US$37.4 million for the month of November 2004. (All translations from NT dollars to US dollars were made at the exchange rate of NT$31.71 against US$1.00 as of December 31, 2004.)

ChipMOS’ December 2004 consolidated revenue includes revenues of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS Far East Limited, ChipMOS Logic TECHNOLOGIES INC., CHANTEK ELECTRONIC CO., LTD., Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., ThaiLin Semiconductor Corp. and FIRST SEMICONDUCTOR TECHNOLOGY, INC.

The Company expects to report results for the fourth quarter 2004 in the week of March 14, 2005.

Based on current market conditions, the Company currently expects total net revenues for the full year 2005 will be in the range of approximately US$520 million to US$550 million with low margin turnkey revenues strategically reduced to below 5% of total net revenue. For the full year 2005, the Company currently expects its gross margin on a consolidated basis will be in the range of approximately 25% to 30%, in line with its previous target range. Actual results will be contingent on currency exchange rates, customer demand levels, market pricing, cost of materials and capacity usage levels, among other factors.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS ( http://www.chipmos.com.tw ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.